UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38209

Despegar.com, Corp.
(Translation of registrant’s name into English)

Juana Manso 999
Ciudad Autónoma de Buenos Aires
Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Despegar.com Announces 1Q23 Financial Results

Gross Bookings up 44% YoY, with Total Adjusted EBITDA Increasing 154% YoY to $17.3 million

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--May 18, 2023--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”), Latin America’s leading online travel company, today announced unaudited financial results for the three-months ended March 31, 2023 (“first quarter 2023” or “1Q23”). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial results are preliminary and subject to year-end audit and adjustments. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted.

1Q23 Financial and Operating Highlights
(For definitions, see page 11)

  Gross Bookings of $1.1 billion, up 44% YoY as Latin American travel demand continues to recover
  Travel Packages as a percentage of Gross Bookings reached 34%, up 4 percentage points (“pps”) YoY
  ASPs increased 36% YoY to $558, while transactions increased 5% YoY
  Revenues increased 41% YoY to $158.7 million, reaching a record quarterly level and a 13.8% Take Rate
  Cost of Revenue as a percentage of Gross Bookings decreased 86 basis points (“bps”) to 4.4%, trending toward pre-pandemic levels
  Total Adjusted EBITDA increased 154% YoY to $17.3 million, as the Company continued to focus on profitable growth across markets in Latin America
  Operating cash flow was positive $5.2 million, compared to positive $32.2 million in 1Q22
  1Q23 ending cash position of $228.0 million, including restricted cash
  Members of Loyalty Program increased 343% YoY to 14.0 million
  Net Promoter Score (NPS) increased +8 pps YoY to 67.3%,

Message from the CEO

Commenting on the Company’s performance, Damian Scokin, CEO, said:

Our Q1 performance was strong across the board, achieving record-high revenue in the seasonally weakest travel period as well as $17.3 million in EBITDA, our strongest since 1Q18. The quarter’s performance reflects our ability to consistently deliver the best travel experience to customers while maintaining our disciplined focus on profitable growth and leveraging Despegar’s scale with suppliers.

Our strategy to enhance the revenue mix resulted in a significant rise in the proportion of higher margin vacation packages - which accounted for 34% of total Gross Bookings, up from 30% in 1Q22. At the same time, we grew transactions 5% year-on-year while maintaining a high Take Rate of 13.8%, supported by the continuing recovery in Latam travel demand, particularly with regards to international traffic.

From a geographic standpoint, we are particularly pleased with the performance of our Brazilian business. Gross Bookings in Brazil grew 89% YoY to $458 million, as demand for international traffic continued to recover, while transactions increased 35% in the same period.

Operating leverage helped drive profitability even higher during the first quarter. Specifically, General and Administrative expenses and Technology and Product Development costs as a percentage of Gross Bookings declined 96 bps and 32 bps, respectively. Our continued focus on operating efficiency yielded an 11% EBITDA margin. In line with our margin expansion, we remain on track to achieve the financial guidance that we gave during our previous earnings call.

The performance of our Buy Now Pay Later business, Koin, also continued to improve. Despite Brazil’s still challenging economy and credit market, Koin’s EBITDA improved $2.1 million YoY to negative $2.5 million, another step closer to reaching breakeven in the second half of this year.

Innovation remains a cornerstone of our corporate strategy to continually strengthen Despegar’s competitive position and extend our leadership in Latin America. With that in mind, we have implemented new features on our landing page and mobile app that not only enhance customer engagement but also improve cross selling opportunities, such as travel package sales. For customers interested in being aided by an agent during the booking process, we launched a video-assisted sales channel helping customers transition from offline to online. This not only improves conversion rates, but also enables our sales team to cross sell travel products, such as travel insurance and extra baggage. Initial results across all initiatives have been very encouraging, helping us better monetize Despegar’s customer base.

In summary, our first quarter results demonstrate Despegar’s growing earnings power as we leverage the ongoing recovery in international travel, enabling us to meet both our near and long-term performance guidance, all while continually improving the overall customer experience that makes Despegar the preferred choice for Latin American travelers.

2023 Financial Guidance

The Company reaffirms its 2023 annual guidance, which is as follows:

  Revenue: $640 million to $700 million
  Adjusted EBITDA: $80 million to $100 million

The above guidance assumes that the Latin American travel market will continue recovering and reach 2019 demand levels by year-end 2023. Importantly, this guidance is in line with the 2024 financial targets presented at the Company’s June 2022 Investor Day. See our Investor Relations website at www.investor.despegar.com.

Disclaimer: The 2023 financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s filings with the United States Securities and Exchange Commission.

Reconciliations of forward-looking non-GAAP measures, specifically the 2023 Adjusted EBITDA guidance, to the relevant forward-looking GAAP measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Adjusted EBITDA to projected net income without unreasonable effort.

The 2023 financial guidance includes forward-looking statements. For more information, please see the “Forward-Looking Statements” section in this release.

Operating and Financial Metrics Highlights

The following table presents key operating metrics of Despegar’s travel and financial services businesses as well as key financial metrics on a consolidated basis, post-intersegment eliminations between these businesses.

(In millions, except as noted)
	1Q23	1Q22	% Chg
Operating metrics
Number of transactions	2.062	1.955	5%
Gross bookings	$1,148.2	$799.5	44%
TPV Financial Services (1)	$18.0	$20.3	(12%)
Financial metrics
Total Revenue	$158.7	$112.4	41%
Net loss	($0.7)	($30.9)	n.m.
Net loss attributable to Despegar.com, Corp	($0.7)	($30.9)	n.m.
EPS Basic (2)	($0.10)	($0.50)	n.m.
EPS Diluted (2)	($0.10)	($0.50)	n.m.

Total Adjusted EBITDA	$17.3	$6.8	154%
Average Shares Oustanding - Basic (3)	77,081	77,334	n.m.
Average Shares Oustanding - Diluted (3)	77,081	77,334	n.m.
Note that Despegar’s 1Q22 earnings press release indicated that weighted common average shares outstanding totaled 84,140 thousand (basic and diluted) at March 31, 2022 when the amount should have been 77,334 thousand as presented in the table above. More information is available in Item 5.A of our 2022 20-F filing published on April 27, 2023 with the SEC.
(1) Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $14.9 million in 1Q23 and $15.9 million in 1Q22.
(2) Round numbers
(3) In thousands
n.m.: Not Meaningful

Key Operating Metrics

(In millions, except as noted)
	1Q23		1Q22		% Chg	FX Neutral % Chg
	$	% of total	$	% of total
Gross Bookings	$1,148.2		$799.5		44%	59%
TPV Financial Services (1)	$18.0		$20.3		(12%)	(12%)
Average selling price (ASP) (in $)	$558		$411		36%	50%
Number of Transactions by Segment & Total
Air	1.0	47%	1.0	51%	(4%)
Packages, Hotels & Other Travel Products	1.1	52%	0.9	48%	14%
Financial Services	0.0	1%	0.0	1%	n.m.
Total Number of Transactions	2.1	100%	2.0	100%	5%
(1) Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $14.9 million in 1Q23 and $15.9 million in 1Q22.

Transactions increased 5% YoY to 2.1 million, mainly due to a 241 bps YoY increase in travel package sales together with 9% increases both in international Air and Lodging transactions, respectively, as the Latin American travel market continues to recover. The Company is effectively capitalizing on the recovery in other ways as well by leveraging its multibrand and highly scalable platform. In particular, Despegar saw promising results from cross selling its travel packages to Viajanet’s large customer base, reaching nearly 10% of this brand´s Gross Bookings in the first quarter. Accordingly, the consolidated share of higher-margin travel packages, hotels and other travel product transactions increased to 52% from 48% a year ago, while Air transactions declined by a similar amount due to a decrease in lower margin domestic transactions in Mexico and Colombia and in line with Despegar´s focus on prioritizing international transactions in those markets.

The ASP in 1Q23 increased 50% YoY on an FX neutral basis and 36% on an as reported basis to $558 per transaction. The FX neutral increase in ASPs was mostly driven by a combination of a growing proportion of international travel as well as an improving product mix, with higher average ticket package sales gaining share.

The combined YoY growth in both transactions and ASPs resulted in total Gross Bookings increasing 59% YoY on an FX neutral basis and 44% on an as reported basis, reaching $1.1 billion for the quarter. Specifically, international Gross Bookings grew 60% YoY while domestic gross bookings increased 27% over the same period.

Geographic Breakdown of Select Operating and Financial Metrics

The following table presents key operating metrics of Despegar’s travel business and key financial metrics on a consolidated basis, post-intersegment eliminations between Despegar's travel and financial services businesses.

(In millions, except as noted)
1Q23 vs. 1Q22 - As Reported

	Brazil			Mexico			Rest of Latin America			Total
	1Q23	1Q22	% Chg.	1Q23	1Q22	% Chg.	1Q23	1Q22	% Chg.	1Q23	1Q22	% Chg.
Transactions ('000)	896	664	35%	374	377	-1%	792	914	-13%	2062	1955	5%
Gross Bookings	458	243	89%	218	177	23%	472	380	24%	1148	799	44%
TPV Financial Services (1)	18	20	-12%	-	-	-%	-	-	-%	18	20	-12%
ASP ($)	514	372	38%	584	469	24%	596	416	43%	558	411	36%
Revenues										159	112	41%
Gross Profit										108	70	54%
1Q23 vs. 1Q22 - FX Neutral

	Brazil			Mexico (1)			Rest of Latin America			Total
	1Q23	1Q22	% Chg.	1Q23	1Q22	% Chg.	1Q23	1Q22	% Chg.	1Q23	1Q22	% Chg.
Transactions ('000)	896	664	35%	374	377	-1%	792	914	-13%	2062	1955	5%
Gross Bookings	456	243	88%	198	177	12%	616	380	62%	1270	799	59%
TPV Financial Services (1)	18	20	-12%	-	-	-%	-	-	-%	18	20	-12%
ASP ($)	512	372	38%	530	469	13%	778	416	87%	617	411	50%
Revenues										176	112	57%
Gross Profit										119	70	69%
(1) Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $14.9 million in 1Q23 and $15.9 million in 1Q22.

Brazil, Despegar’s largest market, accounted for 43% of total Transactions in 1Q23, increasing 35% YoY. This increase was mainly driven by recovering international traffic, as the Company continued to invest in growing its presence in this segment. In addition to the YoY increase in transactions, ASPs grew 38% YoY, both on an as reported and FX neutral basis, as airfares increased due to rising travel demand and inflation as well as to an increase in higher ASP travel packages. As a result of the above factors, Gross Bookings in Brazil grew 89% YoY or 88% on an FX neutral basis.

Mexico represented 18% of 1Q23 Transactions. During the quarter, ASPs increased 24% (+13% FX neutral). Transactions were almost flat YoY, as the Company maintained its focus on profitable growth, which is mainly aimed at growing in Packages, Hotels and Other Travel Products and the international air segment of Mexico. The growth in ASPs was mainly due to an overall improvement in product mix and inflation. As a result of these factors, Gross Bookings increased 23% YoY.

Across the rest of Latin America, Transactions decreased 13% YoY, primarily due to a decrease in air transactions in Colombia. ASPs grew 43% (+87% FX neutral) during the same period, mainly due to an improving revenue mix and a recovery in international demand in Chile and Argentina. Accordingly, as reported Gross Bookings grew 24% compared to 1Q22.

Revenue Breakdown

We organize our business into three segments: (1) Air, which consists of facilitation services for the sale of airline tickets on a stand-alone basis; (2) Packages, Hotels and Other Travel Products, which consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms, among other products); and (3) Financial Services, which primarily consists of loan origination to our travel business’ customers and to customers of other merchants in various industries. Our “Financial Services” segment also consists of processing, fraud identification, credit scoring and IT services to our travel business, and to third-party merchants.

The following table reconciles the intersegment revenues of the Company’s three business segments for the quarters ended March 31, 2023 and 2022:

	1Q23		1Q22		% Chg
	$	% of total	$	% of total
Revenue by business segment (in $Ms)
Travel Business
Air Segment	$58.5	37%	$43.7	39%	34%
Packages, Hotels & Other Travel Products Segment	$98.0	62%	$68.0	60%	44%
Total Travel Business	$156.4	99%	$111.7	99%	40%
Financial Business
Financial Services Segment	$7.1	4%	$0.8	1%	n.m.
Total Financial Business	$7.1	4%	$0.8	1%	n.m.
Intersegment Eliminations	($4.9)	-3%	($0.1)	0%	n.m
Total Revenue	$158.7	100%	$112.4	100%	41%

Total Revenue margin	13.8%		14.0%		(20) bps

On a YoY basis, Total Revenue increased 41% to $158.7 million, mainly driven by an ongoing recovery in international demand as well as an ongoing product shift towards Packages Hotels & Other Travel Products which drove margin expansion particularly in Brazil, Mexico, Argentina and Chile related to supplier incentive fees, loyalty revenues and other margin improvements. Despegar continues to maintain its focus on profitable growth, with a particular emphasis on increasing the proportion of Packages, Hotel & Other Travel Products, which increased 44% and reached $98.0 million, or 62% of Total Revenue (versus 60% in 1Q22). Revenue margin, while ahead of the Company's long-term guidance of 12%-12.5%, declined 20 bps to 13.8%.

Consolidated Cost of Revenue and Gross Profit

The following table shows Cost of Revenue and Gross Profit on a consolidated basis, post-intersegment eliminations between Despegar’s travel and financial services businesses.

(In millions, except as noted)
	1Q23	1Q22	% Chg
Revenue	$158.7	$112.4	41%
Revenue Margin	13.8%	14.0%	(20) bps
Cost of Revenue (1)	$51.0	$42.6	20%
Cost of Revenue as a % of GB	4.4%	5.3%	(86) bps
Gross Profit	$107.7	$69.9	54%
Gross Profit as a % of GB	9.4%	8.7%	+66 bps

Cost of Revenue consists mainly of credit card processing fees, bank fees related to customer financing installment plans, and fulfillment center expenses as well as credit loss expenses.

On a YoY basis, Cost of Revenue as a percentage of Gross Bookings decreased 86 bps to 4.4%, moving toward the Company’s long-term target as it continued to drive operating leverage. The absolute increase was mainly due to rising credit card processing fees as well as higher installments costs, both reflecting the overall demand recovery across the region that led to improved Gross Bookings. This cost increase was partially offset by efficiency gains in Despegar’s call center following the automation of certain workflows as well as the renegotiation of certain outsourcing contracts. On an absolute basis Cost of Revenue increased 20% YoY.

As reported Gross Profit increased 54% to $107.7 million from $69.9 million in 1Q22. As a percentage of Gross Bookings, Gross Profit increased to 9.4% from 8.7% when compared to the same period last year. On an FX neutral basis Gross Profit increased 69% to $119 million.

Operating Expenses

The following table shows operating expenses on a consolidated basis, post-intersegment eliminations between Despegar’s travel and financial services businesses.

(In millions, except as noted)
	1Q23	1Q22	% Chg
Selling and marketing	$51.9	$30.5	70%
S&M as a % of GB	4.5%	3.8%	+71 bps
General and administrative	$22.7	$23.5	(4%)
G&A as a % of GB	2.0%	2.9%	(96) bps
Technology and product development	$26.0	$20.7	25%
T&C as a % of GB	2.3%	2.6%	(32) bps
Total operating expenses	$100.5	$74.8	34%
Operating Expenses as a % of GB	8.7%	9.3%	(57) bps

On a YoY basis, Operating Expenses increased 34% to $100.5 million, mainly due to a 70% increase in Selling and Marketing spend, as the Company increased investments in direct marketing.

Selling and Marketing (“S&M”) expenses increased 70% YoY to $51.9 million and rose 71 bps as a percentage of Gross Bookings. The increase was principally driven by higher investments in performance marketing, as compared to an unusually low level of marketing spend in 1Q22, when travel demand was impacted by the spread of the Omicron variant. In addition, the Company further invested in growth initiatives, particularly in the expanding Brazilian market, among others, through promotional activities under the Company’s newly integrated Viajanet brand, while also heavily investing in brand awareness in Brazil. Approximately half of the YoY increase in S&M expenses was related to an expansion of the Company's high margin B2B and Offline Sales channels, enabling the Viajes Falabella and BestDay brands to increase Gross Bookings more than 80% and 50%, respectively YoY.

General and Administrative (“G&A”) expenses decreased 4% YoY to $22.7 million. As such, G&A expenses as a percentage of Gross Bookings declined 96 bps to 2.0%, reflecting higher operating leverage. The decline in G&A expenses was mainly due to a decrease in stock-based compensation as well as lower severance payments. This trend was partially offset by FX variations and local currency inflation in Argentina, particularly in connection with wages.

Technology and Product Development (“T&PD”) expenses totaled $26.0 million, increasing 25% YoY. Approximately half of this increase was related to expanding the Company’s developer team (onboarding of Viajanet team), a key resource to further extend Despegar’s competitive advantage in the region. The remainder of the increase was due to FX variations and local currency inflation related to IT personnel expenses. As a percentage of Gross Bookings, T&PD expenses decreased 32 bps to 2.3%.

Financial result, net

Despegar reported net financial expenses of $12.6 million in 1Q23, compared to $7.0 million in 1Q22. The YoY increase was primarily due to FX losses and higher financing costs associated with the factoring of receivables in Brazil, where interest rates rose, partially offset by interest income gains.

Income Taxes

The Company reported an income tax benefit of $4.6 million in 1Q23, compared to an income tax expense of $19.1 million in 1Q22. The effective tax rate in 1Q23 was 87%, compared to 162% in 1Q22.

The variation in the effective tax rate was mainly driven by: i) increase in taxable income in US; ii) a decrease in Valuation Allowance for Mexico and the US based on updated recoverability analyses for future years; iii) a decrease in uncertain tax positions related to Mexico; and iv) a decrease in tax holiday in Brazil, due to the effect of PERSE on accumulated deferred tax balances in 1Q 2022

Total Adjusted EBITDA Reconciliation

(In millions, except as noted)
	1Q23	1Q22	% Chg
Net loss	($0.7)	($30.9)	n.m.
Add (deduct):
Financial result, net	$12.6	$7.0	79%
Income tax expense	($4.6)	$19.1	n.m.
Depreciation expense	$1.7	$1.7	3%
Amortization of intangible assets	$6.8	$6.6	3%
Share-based compensation expense	$1.5	$3.3	(55%)
Total Adjusted EBITDA	$17.3	$6.8	154%

Total Adjusted EBITDA in 1Q23 was $17.3 million, 154% above the $6.8 million reported in 1Q22.

Balance Sheet and Cash Flows

The majority of Despegar’s excess cash balance is held in U.S. dollars in the United States and the United Kingdom. Foreign currency exposure is minimized by managing natural hedges, netting the Company’s current assets and current liabilities in similarly denominated foreign currencies, and by managing short term loans and investments for hedging purposes.

Cash and cash equivalents, including restricted cash, at March 31, 2023, was $228.0 million. During the quarter, Cash and cash equivalents decreased $17.0 million, mainly due to preferred dividend payments to L Catterton and Waha Capital, as well as tax payments of prior periods in Mexico. Aggregate Net Operational Short-term Obligations were $219.0 million, increasing 5% on a sequential basis due to a seasonal increase in supplier payables.

Despegar generated $5.2 million in Cash from operating activities during 1Q23, mainly due to changes in working capital related to the increase in Packages, Hotels and Other Travel Products Gross Bookings that resulted in higher Outstanding Days Payables. This compares with cash generation of $32.2 million in 1Q22.

Financial Services Segment Analysis

Koin, Despegar’s financial services segment, provides: (i) point-of-sale installment loans, (ii) Buy Now Pay Later (“BNPL”) services, which enable the Company’s customers as well as customers of third-party merchants to make online purchases and pay off interest bearing debt in installments, and (iii) fraud prevention services.

Koin maintained its conservative approach to loan origination throughout 1Q23, given still challenging market and credit conditions in Brazil. As such, TPV decreased 12% YoY to $18 million in the quarter. For 1Q23, the financial services segment reported a Total Adjusted EBITDA of negative $2.5 million compared to negative $4.6 million in 1Q22, as the company improved the spread between the Take Rate and projected losses. Koin remains on track to reach EBITDA breakeven in the second half of 2023.

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830, the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is recognized prospectively in the Company's financial statements. As a result, the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the net financial income/(expense) line of the income statement instead of other comprehensive income.

1Q23 Earnings Conference Call

When:	10:00 a.m. Eastern time, May 18, 2023

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Luca Pfeifer, Investor Relations

Dial-in:	1-404-975-4839 (U.S. domestic); 1-833-470-1428 (International)

Access Code: 601540

Pre-Register: You may pre-register at any time: click here. Callers who pre-register will be given a unique PIN to gain immediate access to the call and bypass the live operator.

Webcast: CLICKHERE

Definitions and concepts

Aggregate Net Operational Short-term Obligations: consists of travel accounts payable plus related party payables and accounts payable and accrued expenses, minus trade accounts receivable net and loan receivables of credit expected loss and related party receivables.

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Foreign Exchange (“FX”) Neutral: calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effects such as local currency inflation effects.

Net Promoter Score (“NPS”): a customer loyalty and satisfaction metric that measures the willingness of customers to recommend a company, product, or service to others.

Gross Bookings (“GB”): Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. In its quarterly earnings releases, Despegar presents Gross Bookings net of withholding taxes on international trips in Argentina which have been in effect since 2020. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, the Company monitors Gross Bookings as an important indicator of its ability to generate revenue.In this presentation the Company has also recast previously reported segment financial information for the quarters ended March 31, 2022 to reflect its new reportable segments. The segment change has no impact on the Company’s historical consolidated financial results.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and much of South America where Despegar operates, are located in the southern hemisphere where summer travel season runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer travel season runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct S&M costs, which are typically timed with booking volumes, and the more stable nature of fixed costs.

Total Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial result, net, income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Total Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising, its installment loans and Buy Now Pay Later offered through the company’s fintech platform Koin and other sources (i.e. destination services, loyalty and interest revenue). For more additional information regarding Despegar’s revenue recognition policy, please refer to “Summary of significant accounting policies” note of Despegar’s Financial Statements.

Total Revenue Margin (also “Take Rate”): calculated as revenue divided by the sum of Gross Bookings and Total Payment Volume.

Total Payment Volume (“TPV”): is an operating measure that represents the US dollar loan volume processed by "Buy Now, Pay Later" financing solution during a specific period of time.

Reporting Business Segments: The Company operates a Travel Business and a Financial Services Business which are structured as follows :

Our travel business is comprised of two reportable segments: “Air” and “Packages, Hotels and Other Travel Products. Our “Air” segment primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products. Our “Packages, Hotels and Other Travel Products” segment primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include the sale of advertisements and incentives earned from suppliers.

Our financial services business is comprised of one reportable segment: “Financial Services”. Our “Financial Services” segment primarily consists of loan origination to our travel business’ customers and to customers of other merchants in various industries. Our “Financial Services” segment also consists of processing, fraud identification, credit scoring and IT services to our travel business, and to third-party merchants.

Transactions: We define the number of transactions as the total number of travel customer orders completed on our platform or financing merchant customers (excluding Decolar) of the "Buy Now, Pay Later" solution during a given period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period. However, unlike Gross Bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

About Despegar.com

Despegar is the leading online travel company in Latin America. For over two decades, it has revolutionized the tourism industry through technology. Despegar today is a consolidated group that, in addition to the Despegar and Decolar brands, also includes Best Day, Viajes Falabella, Viajanet, Stays and the Company's fintech business Koin.

Despegar operates in 19 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, it has developed alternative payment methods and financing, democratizing access to consumption and bringing Latin Americans closer to their next travel experience. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit Despegar’s new Investor Relations website www.investor.despegar.com.

About This Press Release

This press release does not contain sufficient information to constitute a complete set of interim financial statements in accordance with U.S. GAAP. The financial information is this earnings release has not been audited.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have or when travel will resume at pre-pandemic levels. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month periods ended March 31, 2023 and 2022 (in thousands of U.S. dollars, except as otherwise indicated)

	1Q23	1Q22	% Chg
Total Revenue	158,707	112,414	41%
Cost of revenue	51,027	42,558	20%
Gross profit	107,680	69,856	54%
Operating expenses
Selling and marketing	51,892	30,517	70%
General and administrative	22,672	23,523	(4%)
Technology and product development	25,971	20,735	25%
Total operating expenses	100,535	74,775	34%

Gain from equity investments	113	117	(3%)
Operating income / (loss)	7,258	(4,802)	n.m.
Financial result, net	(12,595)	(7,023)	n.m.
Net loss before income taxes	(5,337)	(11,825)	n.m.
Income tax (benefit) / expenses	(4,640)	19,093	n.m.
Net loss	(697)	(30,918)	n.m.
Net loss attributable to Despegar.com, Corp	(697)	(30,918)	n.m.

Key Financial & Operating Trended Metrics (in thousands of U.S. dollars, except as otherwise indicated)

	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23
FINANCIAL RESULTS
Total Revenue	$63,069	$83,368	$124,556	$112,414	$134,421	$145,596	$145,542	$158,707
Cost of revenue	38,429	37,953	53,765	42,558	45,149	50,305	44,897	51,027
Gross profit	24,640	45,415	70,791	69,856	89,272	95,291	100,645	107,680
Operating expenses
Selling and marketing	19,188	26,138	34,582	30,517	42,214	46,174	46,245	51,892
General and administrative	22,696	22,162	18,689	23,523	27,037	24,873	26,092	22,672
Technology and product development	18,344	19,432	19,508	20,735	21,407	22,834	25,015	25,971
Total operating expenses	60,228	67,732	72,779	74,775	90,658	93,881	97,352	100,535
Gain / (loss) from equity investments	(348)	(29)	343	117	16	(105)	(192)	113
Operating (loss) / income	(35,936)	(22,346)	(1,645)	(4,802)	(1,370)	1,305	3,101	7,258
Financial result, net	(1,835)	(3,254)	(3,809)	(7,023)	(10,529)	(15,359)	(12,543)	(12,595)
Loss before income taxes	(37,771)	(25,600)	(5,454)	(11,825)	(11,899)	(14,054)	(9,442)	(5,337)
Income tax (benefit) / expenses	(6,413)	(1,654)	7,545	19,093	1,266	(4,767)	5,717	(4,640)
Net loss	(31,358)	(23,946)	(12,999)	(30,918)	(13,165)	(9,287)	(15,159)	(697)
Net loss attributable to non controlling interest	$258	$273	$526	–	–	–	–	–
Net loss attributable to Despegar.com, Corp	(31,100)	(23,673)	(12,473)	(30,918)	(13,165)	(9,287)	(15,159)	(697)
Total Adjusted EBITDA	($22,256)	($10,346)	$9,002	$6,787	$10,594	$12,015	$12,525	$17,272

Net loss	($31,358)	($23,946)	($12,999)	($30,918)	($13,165)	($9,287)	($15,159)	($697)
Add (deduct):
Financial result, net	1,835	3,254	3,809	7,023	10,529	15,359	12,543	12,595
Income tax (benefit) / expenses	(6,413)	(1,654)	7,545	19,093	1,266	(4,767)	5,717	(4,640)
Depreciation expense	1,401	2,451	1,497	1,672	1,699	2,144	1,504	1,716
Amortization of intangible assets	6,827	6,457	6,909	6,584	6,937	6,871	8,593	6,813
Share-based compensation expense	5,444	3,092	2,241	3,333	3,328	1,305	(673)	1,485
Impairment charges	–	–	–	–	–	–	–	–
Restructuring charges	8	–	–	–	–	–	–	–
Acquisition transaction costs	–	–	–	–	–	390	–	–
Total Adjusted EBITDA	($22,256)	($10,346)	$9,002	$6,787	$10,594	$12,015	$12,525	$17,272
1. In thousands

Unaudited Consolidated Balance Sheet as of March 31, 2023 and December 31, 2022 (in thousands of U.S. dollars, except as otherwise indicated)

	As of March 31, 2023	As of December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	205,143	219,167
Restricted cash	22,015	25,879
Trade accounts receivable, net of credit expected loss	170,672	147,398
Loan receivables, net	18,057	15,385
Related party receivable	9,277	10,676
Other current assets and prepaid expenses	40,993	46,621
Total current assets	466,157	465,126
Non-current assets
Other assets and prepaid expenses	76,798	69,784
Loan receivables, net	857	1,185
Restricted cash	864	–
Lease right-of-use assets	19,820	22,428
Property and equipment net	15,959	15,532
Intangible assets net	94,083	91,500
Goodwill	147,216	138,637
Total non-current assets	355,597	339,066
TOTAL ASSETS	821,754	804,192
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	60,087	58,024
Travel suppliers payable	314,714	287,426
Related party payable	42,226	37,472
Short-term debt	21,392	29,931
Deferred Revenue	26,001	23,348
Other liabilities	110,763	114,221
Contingent liabilities	9,488	7,982
Lease Liabilities	5,506	6,081
Total current liabilities	590,177	564,485
Non-current liabilities
Other liabilities	17,786	20,845
Contingent liabilities	30,786	30,593
Long term debt	3,433	5,119
Lease liabilities	15,252	17,151
Related party liability	125,000	125,000
Total non-current liabilities	192,257	198,708
TOTAL LIABILITIES	782,434	763,193

Series A non-convertible preferred shares	120,582	121,449
Series B convertible preferred shares	46,700	46,700
Mezzanine Equity	167,282	168,149

SHAREHOLDERS’ DEFICIT
Common stock	287,844	287,553
Additional paid-in capital	317,526	323,706
Other reserves	(728)	(728)
Accumulated other comprehensive loss	(10,318)	(16,092)
Accumulated losses	(644,019)	(643,322)
Treasury Stock	(78,267)	(78,267)
Total Shareholders' Deficit Attributable to Despegar.com Corp	(127,962)	(127,150)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	821,754	804,192

Unaudited Statements of Cash Flows for the three-month periods ended March 31, 2023 and 2022 (in thousands of U.S. dollars, except as otherwise indicated)

	3 months ended March 31,
	2023	2022
Cash flows from operating activities
Net loss	($697)	($30,918)
Adjustments to reconcile net income / (loss) to net cash flows from operating activities:
Unrealized foreign currency translation losses	$7,020	$6,723
Depreciation expense	$1,716	$1,672
Amortization expenses	$6,813	$6,584
Earnout	$174	$175
Indemnity	($174)	($175)
Gain from equity investments	($113)	($117)
Stock based compensation expense	$1,485	$3,333
Amortization of lease right-of-use assets	$1,402	$1,886
Interest and penalties	$881	$565
Income tax (benefit) / expenses	($7,179)	$16,684
Allowance for credit expected losses	$3,117	$4,487
Provision for contingencies	$3,530	$6,376
Changes in assets and liabilities net of non-cash transactions:
(Increase) / decrease in trade accounts receivable, net of credit expected loss	($17,308)	$30,648
Increase in Loans receivables	($4,213)	($11,904)
Decrease in related party receivables	$1,565	$4,389
Decrease in other assets and prepaid expenses	$3,595	$39,473
Increase / (Decrease) in accounts payable and accrued expenses	$313	($4,257)
Increase / (Decrease) in travel suppliers payable	$11,524	($2,786)
Decrease in other liabilities	($5,961)	($33,564)
Decrease in contingent liabilities	($4,020)	($6,204)
Increase / (Decrease) in related party liabilities	$1,095	($1,277)
Decrease in lease liability	($1,464)	($2,071)
Increase in deferred revenue	$2,078	$2,478
Net cash flows provided by operating activities	5,179	32,200
Cash flows from investing activities:
Origination of loans receivable, net of allowance	($4,252)	($4,664)
Collection on Loan Receivables	$3,375	$1,680
Acquisition of property and equipment	($1,387)	($1,057)
Capital expenditures, including internal-use software and website development	($6,786)	($7,098)
Net cash flows used in investing activities	(9,050)	(11,139)
Cash flows from financing activities:
Net (decrease) / increase of short term debt	$4,885	($424)
Payment of short-term debt	($12,136)	($5,658)
Proceeds from issuance of long-term debt	–	$1,492
Payment of long-term debt	($5,234)	($1,942)
Payment of dividends to stockholders	($8,241)	($15,838)
Exercise of stock-based awards	–	$86
Collect on debenture issuance by securitization program	$2,378	$605
Payments of debenture issuance by securitization program	($3,448)	–
Payments for acquired non-controlling interest	–	($1,200)
Net cash flows used in financing activities	(21,796)	(22,879)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	$8,643	$8,359
Net increase / (decrease) in cash and cash equivalents and restricted cash	($17,024)	$6,541
Cash and cash equivalents as of beginning of the year and restricted cash	$245,046	$279,223
Cash and cash equivalents as of end of the period and restricted cash	$228,022	$285,764

Use of Non-GAAP Financial Measures

This earnings release includes certain references to Total Adjusted EBITDA, a non-GAAP financial measure. For the year ended December 31, 2020, Despegar changed the calculation of Total Adjusted EBITDA reported to the chief operating decision maker to exclude restructuring charges and acquisition costs. The Company defines:

Total Adjusted EBITDA as net income/(loss) exclusive of financial result, net, income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

On page 6 of this earnings release the company shows FX neutral measures to the most directly comparable GAAP measure. The Company believes that comparing FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provides useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2022 and applying them to the corresponding months in 2023, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate for local currency inflation or devaluations.

Contacts

IR Contact
Luca Pfeifer
Investor Relations
Phone: (+57)3153824802
E-mail: luca.pfeifer@despegar.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2023

DESPEGAR.COM, CORP.

By: /s/ Monica Alexandra Soares da Silva

Name: Monica Alexandra Soares da Silva

Title: General Counsel